UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ▢ Form C: Offering Statement
- ▢ Form C-U: Progress Update
- ▢ Form C/A: Amendment to Offering Statement
    - ▢ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ▢ Form C-AR/A: Amendment to Annual Report
- ▢ Form C-TR: Termination of Reporting

Name of issuer
Rojo's Famous, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Washington

    Date of organization
    May 3, 2017

Physical address of issuer
19805 1st Ave. S., Suite 100, Normandy Park, WA 98148

Website of issuer
www.rojosfamous.com

Current number of employees
10

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$854,268.58	$636,218.44
Cash & Cash Equivalents	$54,157.86	$685.37
Accounts Receivable	$14,143.50	$89,415.40
Short-term Debt	$261,245.29	$636,008.88
Long-term Debt	$1,223,138.94	$10,000.00
Revenues/Sales	$172,443.30	$1,288,732.21
Cost of Goods Sold	$99,530.82	$672,458.12
Taxes Paid	$0.00	$0.00
Net Income	-$376,688.73	-$79,920.23


April 27, 2022

FORM C-AR

Rojo's Famous, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Rojo's Famous, Inc., a Washington Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.rojosfamous.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Rojo's Famous, Inc. (the "Company") is a Washington Corporation, formed on May 3, 2017.

The Company is located at 19805 1st Ave. S., Suite 100, Normandy Park, WA 98148.

The Company's website is www.rojosfamous.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Rojo's manufactures a ready-to-eat breakfast sandwich using a freshly made pancake. The Company fills its pancake with quality ingredients, like natural sausages, cage-free eggs, and real cheddar cheese. Importantly, the Company partners with a plant-based protein manufacturer, which it uses to make three stock-keeping units that are 100% plant-based.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's financials have not been reviewed by an independent third party.
Pursuant to SEC Rule §227.201(z)(2) the Company has submitted financials for this Offering that have not been reviewed by an independent third party and are only certified by a principal of the Company which creates additional risks related to financial statements.

The development and commercialization of our ready to eat pancake sandwiches is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing ready to eat specialty foods, and thus may be better equipped than us to develop and commercialize these products. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our pancake sandwiches will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide natural sausage, cage free egg products, cheese, and plant based ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular sausage, egg, cheese or pancake mix.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Robert J. Selfridge, President & CEO of the Company. The Company has or intends to enter into employment agreements with Robert J. Selfridge although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Robert J. Selfridge or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Robert J. Selfridge in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Robert J. Selfridge die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business, results of operations, and financial condition may be adversely impacted by the ending of the coronavirus (COVID-19) pandemic.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. As a means for the public to watch, share and socialize in a virtual setting, the Company's business actually benefits from the conditions surrounding social distancing and the avoidance of large, public gatherings that result from the Coronavirus (COVID-19) outbreak. Therefore, counter to most other business sectors, the Company could be materially and adversely affected if/when situations change with respect to the resumption of public gatherings. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new inforn1ationthat may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern abate in the near-term, the Company's operations may be adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including manufacturing, or our ability to receive ingredients and other raw materials due to our suppliers being affected by COVID-19. COVID-19 has caused us to quarantine entire production teams, disrupting production. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards, and is subject to USDA regulations including daily inspection. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of pork, poultry, wheat, dairy, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of wheat flour, pork, turkey, egg, and cheese, as well as corrugated fiberboard and other packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributor in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products in the United States are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Departments of Agriculture, Food & Drug Administration as well as similar and other local authorities. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as corrugated boxes, poly propylene wrap, and other pulp based materials.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among convenience and breakfast food products;

- changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

- changes in awareness of the social effects of farming and food production;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our products;

- the price of our products relative to other competing products;

- price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets;

- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one location to manufacture all of our products.
The loss of this facility and the inability to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, such as cheese, pork, poultry and wheat product. We also purchase film, paper, and corrugate to package our products. In recent periods, the prices of dairy / cheese has been priced above their respective averages and we have realized some negative effects from these high prices in the form of increased cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers,

or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. Wheat flour and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions, and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand in large depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition, and results of operations could be adversely affected.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

We have a history of losses and our future profitability is uncertain. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have incurred losses since we began our company and we will continue to have losses in the future as we incur additional expenses to execute our business plan, fuel our potential growth and conduct further research and development. We expect to make significant expenditures to commercialize our testing platform, further develop our business and make technology enhancements. We will have to begin to generate and sustain and increase revenues to achieve or maintain profitability. We may not generate sufficient revenues to achieve or maintain profitability in the future. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information, and personally identifiable information of our employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of infom1ation could result in legal claims or proceedings , liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these clain1s are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 78.6% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Rojo's manufactures a ready-to-eat breakfast sandwich using a freshly made pancake. The Company fills its pancake with quality ingredients, like natural sausages, cage-free eggs, and real cheddar cheese. Importantly, the Company partners with a plant-based protein manufacturer, which it uses to make three stock-keeping units that are I00% plant-based.

Business Plan

Rojo's manufactures a ready-to-eat breakfast sandwich using a freshly made pancake. The Company believes that the pancake is its differentiating ingredient, as it is fat-free, and is cooked without the addition of oils or fats. Rojo's stuffs the pancake with real, wholesome ingredients without fillers or anything artificial.

Rojo's offers multiple product lines:

• The Traditional Line uses all-natural sausages, cage-free eggs and real cheddar cheese in the four different offerings.
• The Plant-Based Line stuffs 100% vegan proteins into a certified vegan pancake. There are three different plant-based sandwiches.
• The Fruit-based Line which uses strawberry and blueberry in a traditional Rojo pancake. As of September 2021, this line is just beginning to be introduced to retailers with the Company focusing on building out a potential sales pipeline of target retailers.

Rojo products are currently being sold on the Rojo's Famous website and in grocery chains such as Wegmans, Central Market HEB, Albertsons and others. We have three different packaging fom1ats: • A retail four-pack for the traditional line
• A retail ten pack for the Club bulk package (pork sausage product only)
• Individually wrapped for grab and go for all flavors.
• A retail five pack for the fruit-filled line which the company has recently introduced to retailers

The Company hopes to continue to expand retail presence via its existing broker and distribution network. Additional manufacturing capacity will allow us to pursue additional opportunities such as convenience stores, club stores, and food service. Rojo's also plans to launch its fruit-filled line in Q3 2022. As of December 2021, the Company was focusing on building out a potential sales pipeline of target retailers. The Company also hopes to expand overseas and will explore opportunities to either ship finished product internationally, manufacturing license agreements, or a combination of both.

History of the Business

One of the founders, Robert Selfridge, entered into Chapter 13 debt restructuring in February of 2017.

The Company's Products and/or Services

Product / Service	Description	Current Market
Pork Sausage, Cage Free Egg & Cheddar Cheese Pancake Sandwich	Natural pork sausage, cage free egg and real cheddar cheese stuffed inside a fat free pancake, ready to heat and eat.	U.S. Consumer Packaged Goods market
Turkey Sausage, Cage Free Egg & Cheddar Cheese Pancake Sandwich	Natural turkey sausage, cage free egg and real cheddar cheese stuffed inside a fat free pancake, ready to heat and eat.	U.S. Consumer Packaged Goods market
Cage Free Egg and Cheddar Cheese Pancake Sandwich	Cage free egg and real cheddar cheese stuffed inside a fat free pancake, ready to heat and eat. (vegetarian)	U.S. Consumer Packaged Goods market
Pork	Natural pork sausage stuffed inside a fat free pancake, ready to heat and eat.	U.S. Consumer Packaged Goods market

Rojo's has developed a fruit filled line. We recently introduced two of the fruit-filled products. The Company is focusing on building out a potential sales pipeline of target retailers for this product.

Rojo's uses broadline distribution. We use national distributors such as KeHE and UNFI, as well as more localized distributors for specific customers. Our distribution choices are driven by the end retailers, who tell us who they use to receive products.

Competition

The Company's primary competitors are Jimmy Dean, Good Food Made Simple, Amy's, and Evol.

Customer Base

Rojo's products are sold directly to grocery store chains like HEB - Central Market and Wegmans. The Company also sells to consumers directly through its website.

Intellectual Property

We have developed a proprietary pancake cooking process, but it may not be patentable.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food Manufacturing	USDA	Grant of Inspection	August 29, 2019	September 3, 2019
Food Manufacturing	FDA	Registration	May 3, 2018	May 8, 2018

For our meat-based products (pork and turkey), Rojo's undergoes regular inspection by the USDA. As these meat-based products equate to a significant portion of our revenue, we are required to obtain this inspection. For non-meat products, we operate under FDA procedures. Our establishment is a registered facility with both the USDA and FDA.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 19805 1st Ave. S., Suite 100, Normandy Park, WA 98148

The Company has the following additional addresses:

We sell our product via distributors into multiple retailers in several states coast to coast.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert J. Selfridge

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President & CEO May 2017 **-** Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, President & CEO, Rojo's Famous, Inc. May 2017 **-** Present General business strategy, fundraising, product roadmap, and more.

Name

John G Marbett

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President and Director, May 2017 **-** Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President and Director, May 2017 **-** Present Rojo's Famous, Inc. Leads the company's sales efforts

Name

Tom Leonard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, August 18, 2018 **-** Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Rojo's Famous, Director August 2018 **-** Present Oversees company board River Bay Investments, CEO December 2002 **-** Present Manages the firm's portfolio, sits on portfolio company's boards, and seeks out new investment opportunities

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert J. Selfridge

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President & CEO May 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, President & CEO, Rojo's Famous, Inc. May 2017 - Present General business strategy, fundraising, product roadmap, and more.

Name

John G Marbett

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President and Director, May 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President and Director, May 2017 - Present Rojo's Famous, Inc. Leads the company's sales efforts

Name

Jamie Holt

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer June 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Rojo's Famous, Chief Operating Officer June 2021 - Present General business operations and production management. Wholesome Sweeteners, VP of Consumer Sales May 2017 - February 2021 Oversight of strategies for branded and private label consumer packaged goods businesses.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees in Washington, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Robert J. Selfridge	Employment Agreement	August 14, 2019	N/A
John G. Marbett	Employment Agreement	August 14, 2018	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A Preferred Stock
Amount outstanding	1,270,000
Voting Rights	Each holder of outstanding shares of Series A Preferred Stock shall be entitled to one (1) vote for each outstanding share of Series A Preferred Stock held.
Anti-Dilution Rights	Preferred equity holders have the right to invest their pro-rata amount in subsequent financings
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between these securities and the Securities issued pursuant to Regulation CF	The Series A Preferred Stock have different preferred rights than the Series B Preferred Stock issued pursuant to Regulation CF

Type of security	Common Stock
Amount outstanding	650,000
Voting Rights	Each holder of outstanding shares of Common Stock shall be entitled to one (1) vote for each outstanding share of Common Stock held.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between these securities and the Securities issued pursuant to Regulation CF	The Series B Preferred Stock issued pursuant to Regulation CF has different rights than the Common Stock

Type of security	Series B Preferred Stock
Amount outstanding	74,074
Voting Rights	Votes together with the Common Stock on all matters on an as converted basis. Each Holders of Series B Preferred Stock will appoint MicroVenture Marketplace, Inc., as its sole and exclusive attorney and proxy of such Holder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that such Holder is entitled to do so) with respect to all of the shares of Series B Preferred Stock of the Company.
Anti-Dilution Rights	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of new equity or equity-linked securities, excluding the issuances of equity options for either Common Stock or Preferred Stock share classes.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between these securities and the Securities issued pursuant to Regulation CF	These are the Securities issued pursuant to Regulation CF

The Company has the following debt outstanding:

Type of debt	Subordinated Loan
Name of creditor	River Bay Partners III
Amount outstanding	$411,000.00
Interest rate and payment schedule	5% per annum, Balloon Payment
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 31, 2022
Other material terms	N/A

Type of debt	Accounts Payable
Name of creditor	Multiple Vendors
Amount outstanding	$229,737.00
Interest rate and payment schedule	0% monthly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	Various deferred legal fees and manufacturing costs

Type of debt	SBA EIDL Loan
Name of creditor	U.S. Small Business Association
Amount outstanding	$10,000.00
Interest rate and payment schedule	0% per Annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	The amount of the EIDL Advance was determined by the number of employees indicated on the EIDL application at $1,000 per employee, up to a maximum of $10,000. The EIDL Advance does not have to be repaid, as it was used to fulfill employees ' salary.

Type of debt	Notes
Name of creditor	Medina Fund Four, LLC
Amount outstanding	$300,000.00
Interest rate and payment schedule	5% Interest Only Payments
Amortization schedule	N/A
Describe any collateral or security	Assets of the company
Maturity date	June 30, 2022
Other material terms	N/A

As of fiscal year-end 2021, the total amount of outstanding debt of the company is $1,223,138.94.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	260,000	$260,000.00	Operating Capital	February 12, 2019	Section 4(a)(2)
Common Stock	100,000	$360,000.00	Operating Capital	December 15, 2019	Section 4(a)(2)
Common Stock	130,000	$25,000.00	Operating Capital	April 1, 2020	Section 4(a)(2)
Preferred Stock	74,074	$132,319.45	Cap Ex + Operating Capital Check date below to correct for crowdfunding raise	August 10, 2021	Regulation CF
Preferred Stock	610,000	$610,000.00	Operating Capital	August 1, 2019	Section 4(a)(2)

Ownership

A majority of the company is owned by River Bay Partners, III. RBP III is managed by Tom Leonard. River Bay is entitled to a seat on the Board of Directors as long as they hold any equity ownership in the Company. The rest of the ownership is detailed in the cap table attached.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
River Bay Partners III	42.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Rojo's completed its last round of financing in August of 2021. Following this offering, we should have enough liquidity to execute our business plan unless and until it is deemed necessary to open additional production facilities in other geographical regions. Our biggest challenges will be to maintain and expand shelf space in retailers' freezers, as there are some huge food conglomerates in our space. When and where we are on the shelf, we continue to compete favorably with excellent gross margins.

The Company recently moved into a larger production facility, which it believes will help its capacity to produce additional products. Additionally, the Company hopes to gain production efficiencies that will enable it to lower its cost of goods sold. Ultimately, the Company hopes to meet potential future demand through this production facility move.

Liquidity and Capital Resources

On August 10, 2021 the Company conducted an offering pursuant to Regulation CF and raised $132,319.45.

As of fiscal year-end 2021, the Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
A portion of the proceeds of the Offering is budgeted for capital expenditures in the Company's new facility.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Tom Leonard
Relationship to the Company	Director
Total amount of money involved	$400,000.00
Benefits or compensation received by related person	Return of capital plus 5% interest
Benefits or compensation received by Company	Use of funds
Description of the transaction	Subordinated Loan from River Bay Partners, III LLC, managed by Tom Leonard, Director

Securities

Related Person/Entity	Robert J. Selfridge
Relationship to the Company	President and CEO
Total amount of money involved	$8,001.25
Benefits or compensation received by related person	Investment in the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Security Purchases, Series B Preferred Shares during the Company's Regulation Crowdfunding offering

Related Person/Entity	Randy James
Relationship to the Company	A beneficial (greater than 20%) owner
Total amount of money involved	$5,000.55
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Purchase of Series B Preferred Shares during the Company's Regulation Crowdfunding offering

Related Person/Entity	Tom Leonard
Relationship to the Company	Director
Total amount of money involved	$19,998.50
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Security Purchases, Series B Preferred Shares during the Company's Regulation Crowdfunding offering

Related Person/Entity	Tom Leonard
Relationship to the Company	Director
Total amount of money involved	
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Tom Leonard invested into the company through River Bay Partners, an investment firm he controls. As terms of the investment, he receives a perpetual seat on the board of directors as long as he is an equity holder into the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Robert J. Selfridge
(Signature)

Robert J. Selfridge
(Name)

President & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Robert J. Selfridge
(Signature)

Robert J. Selfridge
(Name)

President & CEO
(Title)

4/27/22
(Date)

/s/Tom Leonard
(Signature)

Tom Leonard
(Name)

Director
(Title)

4/27/22
(Date)

/s/Jamie Holt
(Signature)

Jamie Holt
(Name)

CEO
(Title)

4/27/22
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Robert J. Selfridge, being the President and CEO of Rojo's Famous, Inc., a Washington corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the Company has filed tax returns for the year ending December 31, 2021 and any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Robert J. Selfridge
(Signature)

Robert J. Selfridge
(Name)

President & CEO
(Title)

4/27/22
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Rojo's Famous, Inc.
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	627.27
Opus Checking 1650	-6.44
Pacific Checking 4446	55,546.03
Paypal	-2,009.00
Total Bank Accounts	**$ 54,157.86**
Accounts Receivable	
Accounts Receivable (A/R)	14,143.50
Total Accounts Receivable	**$ 14,143.50**
Other Current Assets	
Employee Advance	0.00
Inventory	0.00
Inventory Asset	247,518.97
Inventory, Finished goods	0.00
Packaging material	3,893.11
Raw materials	60,157.70
Total Inventory	**$ 311,569.78**
Prepaid Expenses	-5,300.00
Repayment	
Cash Advance Repayment	0.00
Total Repayment	**$ 0.00**
Undeposited Funds	0.00
Total Other Current Assets	**$ 306,269.78**
Total Current Assets	**$ 374,571.14**
Fixed Assets	
Machinery & Equipment	90,616.00
Applied Machine Vision - Mfg Equipment	13,000.00
Dali Square - 7 Molds Empanada Maker	37,940.00
Fuji Formost Form-Fill Seal Wrapper	134,462.00
Hinds-Bock 12 Port Pancake Depositor	89,172.00
Miscellaneous Equipment (pre-2019)	64,735.30
Rhu Han Young - 1st Pancake Machine	17,537.14
Sehan (HK) - 4 Pancake Machine	7,400.00
Simple Container Solutions - Packaging	1,815.00
Total Machinery & Equipment	**$ 456,677.44**
Total Fixed Assets	**$ 456,677.44**
Other Assets	
Security deposits	23,020.00
Total Other Assets	**$ 23,020.00**

TOTAL ASSETS	$	**854,268.58**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		261,245.29
Total Accounts Payable	$	**261,245.29**
Other Current Liabilities		
Accrued Expenses		75,000.00
Loans Payable		
Intuit Loan Payable		5,638.73
Loan - Howard Choder		104,500.00
Loan - RJ		0.00
Loan - Christian Brodin		54,106.75
Loan - From Landlord		300,000.00
Loan - Glow Foods		0.00
Loan - Randy James		0.00
Loan Payable - Shareholder		0.00
Loan- Janine finley		14,000.00
Note Payable - Brown		8,333.36
Note Payable - Hass		3,166.69
Notes Payable - River Bay Partners III, LLC		400,000.00
Total Loans Payable	$	**889,745.53**
Payroll Taxes Payable		-2,861.88
Direct Deposit Payable		0.00
Other Payroll Deductions Payable		0.00
State Payroll Taxes Payable		0.00
Workers Compensation Payable		0.00
Total Payroll Taxes Payable	-$	**2,861.88**
Transfers from 3367		10.00
Total Other Current Liabilities	$	**961,893.65**
Total Current Liabilities	$	**1,223,138.94**
Long-Term Liabilities		
SBA EIDL Loan Advance		0.00
SBA Kabbage SBA Loan		0.00
Total Long-Term Liabilities	$	**0.00**
Total Liabilities	$	**1,223,138.94**
Equity		
Common stock		
additional paid capital - CS		0.00
common stock (par value $0.001)		0.00
Taxman 401K FBO H Choder		25,000.00
Total common stock (par value $0.001)	$	**25,000.00**
Randy L James		50,000.00
River Bay Partners III, LLC		200,000.00
Taxman 401K FBO H Choder		50,000.00
Taxman 401K FBO R Freedman		50,000.00

Total Common stock	$	375,000.00
Distributions		0.00
Microventures Equity Offering		132,319.45
Opening balance equity		1,699.72
Preferred stock		
Martin Haase		10,000.00
Randy L James		290,000.00
River Bay Investments, Inc.		160,000.00
River Bay Partners III, LLC		760,000.00
Total Preferred stock	$	1,220,000.00
Retained earnings		-1,463,712.57
Net Income		-634,176.96
Total Equity	-$	368,870.36
TOTAL LIABILITIES AND EQUITY	$	854,268.58

Monday, Apr 25, 2022 08:49:19 AM GMT-7 - Accrual Basis

Rojo's Famous
Profit and Loss
January - December 2021

	Total
Income	
Sales of product income	182,646.58
Customer Refunds	-7.99
Discounts given	-9,795.29
Total Sales of product income	$ 172,843.30
Total Income	$ 172,843.30
Cost of Goods Sold	
Direct Materials	
Ingredients	75,221.48
Packaging	27,396.99
Total Direct Materials	$ 135,158.47
Selling Expenses	
Brokerage Fees	0.00
Red Rock	4,733.36
Total Brokerage Fees	$ 4,733.36
Travel expense	2,178.99
Total Selling Expenses	$ 6,912.35
Total Cost of Goods Sold	$ 109,530.82
Factory Overhead	
Factory repairs & maintenance	4,390.16
Factory utilites	978.37
Total Factory Overhead	$ 5,368.53
Total Cost of Goods Sold	$ 147,439.35
Gross Profit	$ 25,403.95
Expenses	
Administrative	
Accounting software	29.90
Total Administrative	$ 29.90
Advertising & Marketing	5,339.94
Marketing	11,359.53
Online media advertising	3,146.54
Outside Broker	3,500.00
Samples	203.90
Total Advertising & Marketing	$ 23,549.91
Automobile Expense	381.25
Bank/Merchant fee	1,338.82
Contractors	5,000.00
Consulting fees	38,500.00
Contract Labor	2,979.50
Direct Labor	51,943.49
Total Contractors	$ 98,422.99

Dues and subscriptions		2,752.90
Freight & Shipping Costs		15,148.28
Shipping supplies		529.52
Total Freight & Shipping Costs	$	**15,677.80**
G & A		
Manufacturing		1,951.18
Total G & A	$	**1,951.18**
Insurance expense		4,341.93
Interest expense		1,404.34
Job Supplies		3,705.73
Laundry service		3,996.49
Legal & Professional Services		32,536.44
Meals & Entertainment		173.77
Office Supplies & Software		3,913.56
Computer and internet		2,255.71
Postage and mailings		2,791.70
Total Office Supplies & Software	$	**8,960.97**
Payroll Expenses		
Employee Benefits		13,506.30
Payroll Taxes		261.33
Wages		
Officer Wages		134,808.00
Wages		539.75
Total Wages	$	**135,347.75**
Total Payroll Expenses	$	**149,115.38**
Rent expense		59,686.00
Repairs & maintenance		8,403.00
Taxes & Licenses		
Business licenses		200.00
B&O tax		1,520.21
Total Taxes & Licenses	$	**1,720.21**
Uncategorized Expense		0.00
Utilities		8,184.37
Pest control		748.45
Telephone expense		3,637.48
Water sewer garbage		3,913.48
Total Utilities	$	**16,483.78**
Total Expenses	$	**434,632.79**
Net Operating Income	-$	**409,228.84**
Other Income		
Interest Earned		0.11
Total Other Income	$	**0.11**
Net Other Income	$	**0.11**
Net Income	-$	**376,688.73**

Thursday, Jan 06, 2022 07:22:57 AM GMT-8 - Accrual Basis